UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                     Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Appointment of CFO & March Operational Update dated 04 April 2023

Press Release

4 April 2023

Argo Blockchain plc

("Argo" or "the Company")

Appointment of Chief Financial Officer & March Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce the appointment of Jim MacCallum as Chief Financial Officer. He will start in the position on 5 April 2023. Mr. MacCallum is not a statutory director of the Company.

Mr. MacCallum is a Certified Public Accountant and a Chartered Financial Analyst, bringing over thirty years of experience across various roles in finance and accounting. He currently serves as Chief Financial Officer of East Side Games Group Inc (XTSE: EAGR), a publicly-traded mobile game platform technology company based in Canada. Previously, he was Senior Vice President, Finance and Acting CFO at Westport Fuel Systems Inc (NASDAQ: WPRT; XTSE: WPRT), a dual-listed and publicly-traded clean transportation technology company. He also held senior roles at Amica Mature Lifestyles, Absolute Software and Cisco Systems. Mr. MacCallum articled with KPMG and completed the Advanced Management Program at Harvard Business School.

Upon his appointment, Mr. MacCallum said: "I am delighted to be joining Argo Blockchain, a dynamic and innovative company with a rich history and exciting future. I look forward to contributing to the success of the Company through a strong focus on financial discipline."

Matthew Shaw, Chairman of the Board, said: "I'm thrilled to welcome Jim to the Argo team as CFO. His broad experience across multiple industries and strategic mindset will help guide the Company through its next phase of growth."

Argo's Interim CEO, Seif El-Bakly, said, "With over 30 years of experience, Jim brings a wealth of finance and accounting knowledge to Argo, and I am excited for him to drive our financial discipline as we seek to deliver long-term value to our shareholders."

March Operational Update

During the month of March, Argo mined 161 Bitcoin or Bitcoin Equivalents (together, BTC), or 5.2 BTC per day. This is a decrease of 10% over the 5.7 BTC per day produced in February 2023. The primary driver of the decrease in daily BTC production was the increase in network difficulty. In March, the average network difficulty was 11% higher than in February.

As of 31 March 2023, the Company held 85 Bitcoin or Bitcoin Equivalents.

The Company's total hashrate capacity continues to be 2.5 EH/s.

Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in March amounted to $4.05 million [£3.28 million] (February 2023 $3.76 million [£3.09 million]).

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 April, 2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel